UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 Specialized Disclosure Report

Baker Hughes Incorporated
(Exact name of registrant as specified in charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

2929 Allen Parkway, Houston, Texas		77019
(Address of Principal Executive Offices)		(Zip Code)

Alan R. Crain, Jr., Esq.
Senior Vice President, Chief Legal and Governance Officer
713-439-8600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosures
Item 1.01    Conflict Minerals Disclosure and Report
Reasonable Country of Origin Inquiry
Determinations Made.
Baker Hughes Incorporated (“Baker Hughes,” “Company,” “we,” “our” and “us”) determined that we obtained conflict minerals necessary for the production of certain products manufactured or contracted to be manufactured for sale by the Company during fiscal year-ended December 31, 2014.
Description of Inquiry.
The Company’s inquiry is described in this Specialized Disclosure Report which includes our Conflict Minerals Report (collectively, the “Report”) attached to this Form SD as Exhibit 1.01.
Additional information on the Company’s conflict minerals compliance program can be found at the following web page: http://www.bakerhughes.com/company/corporate-social-responsibility/human-rights-and-security/conflict-minerals/due-diligence-framework.
Results of Inquiry.
Approximately 92% of all sources of necessary conflict minerals named by the smelters identified in the Company’s global supply chain were countries other than the Democratic Republic of Congo (“DRC”) or its adjoining countries (collectively, “DRC Region”), and approximately 3% of all sources were recycled or scrap. A table listing all originating countries and recycled or scrap sources for each conflict mineral is set forth as Schedule 1 to the Report.
Conflict Minerals Disclosure
A copy of this Form SD and the Report, for the fiscal year-ended December 31, 2014, are available for access by all interested parties on the Company’s public Internet Web site at: http://www.bakerhughes.com/company/corporate-social-responsibility/human-rights-and-security/conflict-minerals.
Conflict Minerals Report
The Company has contemporaneously filed the Report with this Form SD, which is attached as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01	Exhibits
Exhibit 1.01 *	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD
*	Filed herewith

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.
Baker Hughes Incorporated
/s/ Richard Ward                Date:     May 28, 2015
By RICHARD WARD
Vice President